October 27, 2020

Vote FOR Proposal No. 5 at Oracle’s November 4, 2020 Annual Meeting
Requesting a Report on Pay Equity

Dear Oracle Shareholder,

We are writing to urge you to VOTE “FOR” Proposal No. 5 on the Oracle 2020 proxy card, which asks the company to prepare a report about pay equity. The proposal makes the following request:

Resolved: Shareholders request that Oracle report annually to the board and shareholders, identifying whether there exists a gender/racial pay gap among its employees, and if so, outline the steps being taken to reduce the gap and support advancement opportunities for women and minorities. The Organization for Economic Cooperation and Development defines the gender pay gap as the difference between male and female earnings expressed as a percentage of male earnings. The report should be prepared by April 2021 at reasonable cost and omit proprietary information

Supporting Statement: A report adequate for investors to assess Oracle’s strategy and performance would include the percentage pay gap between male and female employees across race and ethnicity (including base, bonus and equity compensation), the methodology used to identify pay disparities and a discussion of policies, programs and goals to eliminate disparities and promote equal opportunities for women and minorities to advance to senior roles.

We believe shareholders should vote FOR Proposal 5 for the following reasons:

1.	Pay equity is a significant issue.

There is a longstanding gender and racial pay gap in the U.S. According to the U.S. Census Bureau, the median annual earnings for women working full-time was 82% that of men in 2019. Black and Latina women earn 62% and 54%, respectively, of what white men earn.

Differences in age, education, experience and other legitimate drivers of pay may explain some of this difference. However, a recent study by Glassdoor finds that even after adjusting for these factors, there is an unexplained, statistically significant pay gap of 4.9% between men and women in the U.S. The adjusted gender pay gap for women in the technology industry in the U.S. is higher than average, at 5.4%.1

At the current rate of progress, Glassdoor estimates the pay gap in the U.S will not fully close until 2070.

2.	Pay equity may lead to greater gender diversity and talent retention, and gender diversity is associated with improved performance.

Mercer has found that active management of pay equity is a crucial driver of gender diversity and that a compensation and benefits philosophy that has gender equality as a core element is positively linked to better future outcomes for female representation.2 Among the strategies Mercer outlines to drive impact and advance diversity is “ensure pay equity—remediate and close the gap.”3 Moreover, studies show that pay transparency can reduce gender differences in pay, while increasing female hires and promotions. According to research from PayScale, “employee satisfaction goes up and intent to leave goes down when there is more transparency around pay practices.”4

[1]	https://www.glassdoor.com/research/app/uploads/sites/2/2019/02/Gender-Pay-Gap-2019-Research-Report.pdf
[2]	http://www.mmc.com/content/dam/mmc-web/Files/Gender-Diversity-When-women-thrive-businesses-thrive-Mercer.pdf
[3]	https://www.mercer.com/content/dam/mercer/attachments/global/glb-2017-davos-wwt-wef-summary.pdf
[4]	https://www.payscale.com/compensation-today/2017/12/pay-transparency-uncomfortable-absolutely-worth-tips

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Greater gender diversity has been correlated with improved financial performance:

•	McKinsey recently found that companies in the top quartile for gender and ethnic diversity on executive teams were 25% and 36%, respectively, more likely to outperform the bottom quartiles on profitability.[5]
•	Morgan Stanley has found that gender diversity is linked to better returns for tech companies.[6]

Research also shows that greater gender diversity brings increased innovation and better problem-solving, which is particularly relevant to the technology industry. Yet women continue to be underrepresented in the technology software industry, comprising 42% of that industry’s entry-level workforce, but just 21% of the C-Suite.7 Oracle’s workforce composition reflects this: As of 2020, women comprise 30% of Oracle’s global workforce8, a figure that is virtually unchanged since 2016. As of 2019, women held just 24 percent of leadership positions at Oracle; the company did not disclose this figure in 2020.

3.	Oracle’s alleged failure to adequately manage pay equity presents regulatory and reputational risks.

Companies, including Oracle, that exhibit significant pay disparities by gender may bear disproportionate risk of regulatory infractions, litigation, or reputational damage that could harm shareholder value and result in lost business. Multiple states have adopted strong equal pay laws.

Oracle has faced legal actions alleging pay discrimination. In 2017, three former employees sued Oracle America alleging that women software engineers are routinely paid less than men in similar jobs. In April 2020, the lawsuit achieved class-action status, allowing it to advance on behalf of over 4,000 women.9

4.	Many companies, including Oracle peers, have already committed to and reported on pay equity.

A number of companies have published information about their pay equity practices and have committed to closing any disparities, including significant technology peers Apple, Amazon, Cisco Systems, eBay, Intel, Microsoft, Salesforce, and SAP, among others. In fact, nearly all of the 11 competitors listed in Oracle’s most recent annual report have already published the results of pay analyses and outlined the processes in place to support pay equity. Employers with more than 250 employees in the U.K., including Oracle UK10 , must publish data about their gender pay gaps annually.

[5]	https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-wins-how-inclusion-matters#
[6]	http://www.morganstanley.com/ideas/gender-diversity-tech-companies?et_mid=15605&et_mkid=e447ca85804c5776f23e794e218a6864
[7]	https://wiw-report.s3.amazonaws.com/Women_in_the_Workplace_2020.pdf
[8]	https://www.oracle.com/assets/ccr-datasheet-3855392.pdf
[9]	https://www.bloomberg.com/news/articles/2020-05-01/oracle-women-score-major-win-in-court-battle-over-equal-pay?sref=QtUzrlKm
[10]	https://www.oracle.com/a/ocom/docs/oracle-gender-pay-gap-report-2018.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

By failing to comprehensively address this issue, Oracle may be placing itself at a competitive disadvantage when it comes to talent recruitment and retention, particularly in light of the ongoing lawsuit alleging pay inequity at the company.

5.	Oracle’s current disclosure is inadequate and does not comprehensively address the issues we raise.

As long-term investors, we seek assurance that Oracle is actively managing this issue as part of its overall diversity and inclusion strategy. Oracle’s current level of disclosure is inadequate for investors to assess its commitment to and performance on this critical issue. Aside from the opposition statement filed in response to our proposal, none of Oracle’s public reporting addresses pay equity for U.S. employees.

In its opposition statement, Oracle’s board notes, “Hiring and promotion pay decisions are based on a variety of non-discriminatory factors...” and “Our compensation framework aims to achieve equity…” In light of recent investigations into the company’s pay practices, it is notable that the opposition statement fails to provide any information on the specific steps Oracle is taking to ensure equitable pay among employees. Similarly, it provides no metrics that would provide insight into whether pay disparities exist between male and female employees or on any corrective actions taken, as is requested in our proposal.

Of the nearly 20 companies that the Pax World Funds have engaged on pay equity through the shareholder resolution process, Oracle stands out as the only company that has not participated in a dialogue with the Funds or taken action to enhance pay equity disclosure following a shareholder vote.

Finally, Oracle shareholders have consistently demonstrated strong interest in this issue: Shareholder support for this proposal has ranged from 35.7% to 39.2% at Oracle’s 2017, 2018 and 2019 Annual Meetings. If the shares held by Chairman and founder Larry Ellison are excluded, the proposal received a significant 64% support in 2019.

Conclusion

In light of the reasons and concerns outlined above, there is a compelling case for enhanced pay equity reporting and oversight at Oracle. We strongly urge our fellow investors to VOTE FOR Proposal No. 5.

For more information, please contact Heather Smith, Vice President for Sustainable Investing at Pax World Funds, at h.smith@impaxam.com.

Sincerely,

Heather Smith

Vice President for Sustainable Investing

Pax World Funds

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.